                                SUB-ITEM 77(H)
                       CHANGES IN CONTROL OF REGISTRANT

On October 15, 2015, the Outlook Funds Trust ceased to publicly offer shares of the 3D Printing, Robotics and Technology Fund (the “Fund”). On November 16, 2015, the Fund had no shareholders and ceased operations.